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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

FoxHollow Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35166A 10 3 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)	Page 1 of 8 pages	American LegalNet, Inc. www.USCourtForms.com

CUSIP No. 35166A 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John B. Simpson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 500,000(1) 6. Shared Voting Power 7,913,770(2) 7. Sole Dispositive Power 500,000(1) 8. Shared Dispositive Power 7,913,770(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,413,770(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.6%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 250,000 shares held by the John Bush Simpson, Trustee of the John Bush Simpson Annuity Trust dated October 20, 2004 and 250,000 shares held by the John Bush Simpson, Trustee of the Rita Lynn Simpson Annuity Trust dated October 20, 2004, both of which Dr. Simpson serves as the sole trustee. Dr. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of his individual pecuniary interest therein.

(2)	Includes 5,015,488 shares held by the John Bush Simpson & Rita Lynn Simpson, Trustees of the Simpson Family Trust U/D/T Dated 1/12/90 (the “Simpson Family Trust”), of which Dr. Simpson serves as a co-trustee, 204,733 shares held by Fox Hollow, a California Limited Partnership of which Dr. Simpson serves as a co-general partner, 56,546 shares held by Dr. Simpson’s spouse, 1,753,583 shares held by De Novo (Q) Ventures I, L.P. and 346,993 shares held by De Novo Ventures I, L.P. Dr. Simpson is a one of five managing directors of De Novo Management, L.L.C., the sole general partner of De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. The managing directors share voting and dispositive power with regard to shares held by De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P. Also includes 536,427 shares held by the John David Simpson Trust II, a trust for the benefit of Dr. Simpson’s son, of which Dr. Simpson serves as a trustee. Dr. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of his individual pecuniary interest therein.

Page 2 of 8 pages	American LegalNet, Inc. www.USCourtForms.com

CUSIP No. 35166A 10 3

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

John Bush Simpson & Rita Lynn Simpson, Trustees of the Simpson Family Trust U/D/T Dated 1/12/90 (the “Simpson Family Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 5,015,488 6. Shared Voting Power 0 7. Sole Dispositive Power 5,015,488 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,015,488
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.8%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 8 pages	American LegalNet, Inc. www.USCourtForms.com

CUSIP No. 35166A 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rita Lynn Simpson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 5,813,194(3) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,813,194(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,813,194(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 25.3%
12.	Type of Reporting Person (See Instructions) IN

(3)	Includes 56,546 shares personally held by Ms. Simpson, 5,015,488 shares held by the Simpson Family Trust, of which Ms. Simpson serves as a co-trustee, 204,733 shares held by Fox Hollow, a California Limited Partnership of which Ms. Simpson serves as a co-general partner, and 536,427 shares held by the John David Simpson Trust II, a trust for the benefit of Ms. Simpson’s son, of which Ms. Simpson serves as a trustee. Ms. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of her individual pecuniary interest therein.

Page 4 of 8 pages	American LegalNet, Inc. www.USCourtForms.com

Item 1. (a)	Name of Issuer FoxHollow Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

740 Bay Road, Redwood City, California, 94063-2469

Item 2. (a)	Name of Person Filing
John B. Simpson
The Simpson Family Trust
Rita Lynn Simpson

(b)	Address of Principal Business Office or, if none, Residence c/o FoxHollow Technologies, Inc. 740 Bay Road, Redwood City, California, 94063-2469

(c)	Citizenship

John B. Simpson United States of America
The Simpson Family Trust California Rita Lynn Simpson United States of America

(d)	Title of Class of Securities

Common Stock

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)1(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813));

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

John B. Simpson 8,413,770(1)(2) The Simpson Family Trust 5,015,488 Rita Lynn Simpson 5,813,194(3)

Page 5 of 8 pages	American LegalNet, Inc. www.USCourtForms.com

(b) Percent of class:

John B. Simpson 36.6% The Simpson Family Trust 21.8% Rita Lynn Simpson 25.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

John B. Simpson 500,000(1) The Simpson Family Trust 5,015,488 Rita Lynn Simpson 0

(ii) Shared power to vote or to direct the vote:

John B. Simpson 7,913,770(2) The Simpson Family Trust 0 Rita Lynn Simpson 5,813,194(3)

(iii) Sole power to dispose or to direct the disposition of:

John B. Simpson 500,000(1) The Simpson Family Trust 5,015,488 Rita Lynn Simpson 0

(iv) Shared power to dispose or to direct the disposition of:

John B. Simpson 7,913,770(2) The Simpson Family Trust 0 Rita Lynn Simpson 5,813,194(3)

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 6 of 8 pages	American LegalNet, Inc. www.USCourtForms.com

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

JOHN B. SIMPSON

/s/ John B. Simpson

JOHN BUSH SIMPSON & RITA LYNN SIMPSON, TRUSTEES OF THE SIMPSON FAMILY TRUST U/D/T DATED 1/12/90

/s/ John B. Simpson
Trustee

/s/ Rita Lynn Simpson
Trustee

RITA LYNN SIMPSON

/s/ Rita Lynn Simpson

Page 7 of 8 pages	American LegalNet, Inc. www.USCourtForms.com

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of FoxHollow Technologies, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 14, 2005.

JOHN B. SIMPSON

/s/ John B. Simpson

JOHN BUSH SIMPSON & RITA LYNN SIMPSON, TRUSTEES OF THE SIMPSON FAMILY TRUST U/D/T DATED 1/12/90

/s/ John B. Simpson
Trustee

/s/ Rita Lynn Simpson
Trustee

RITA LYNN SIMPSON

/s/ Rita Lynn Simpson

Page 8 of 8 pages	American LegalNet, Inc. www.USCourtForms.com